ELI ELECTRIC VEHICLES, INC.

CONSOLIDATED BALANCE SHEET (UNAUDITED)
AS OF DECEMBER 31, 2024 AND 2023

As of December 31, (USD $ in Dollars)	2024	2023
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 74,143	$ 452,995
Acccounts Receivable, net	870,052	615,561
Inventory	279,265	639,571
Other Current Assets	175,169	172,386
Total Current Assets	1,398,629	1,880,513
Property and equipment, net	887,538	1,252,816
Intangibles	371,948	422,385
Right-of-Use Lease Asset	-	12,609
Total Assets	$ 2,658,116	$ 3,568,323
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 2,704,359	$ 1,335,863
Credit Cards	11,636	40,281
Deferred revenue	98,140	1,940
Loans from Shareholders	4,857,115	3,539,379
Convertible notes	-	1,304,827
Other Current Liabilities	3,691,323	4,181,452
Total Current Liabilities	11,362,574	10,403,744
Lease Liability	-	15,895
Total Liabilities	11,362,574	10,419,639
STOCKHOLDERS' EQUITY		
Common Stock Class A		
$0.0001 par value, 10,000,000 shares authorized, 1,780,681 and 1,634,243 shares issued and outstanding as of December 31, 2024 and 2023	178	163
Common Stock Class B		
$0.0001 par value, 2,000,000 shares authorized, 900,000 and 900,000 shares issued and outstanding as of December 31, 2024 and 2023	90	90
Preferred Stock		
$0.0001 par value, 8,000,000 shares authorized, 56,340 and 56,340 shares issued and outstanding as of December 31, 2024 and 2023	6	6
Currency Translation Adjustment	442,820	138,270
Equity Issuance Costs	(1,063,000)	(516,913)
Additional Paid in Capital	5,818,357	4,505,249
Retained Earnings/(Accumulated Deficit)	(13,902,909)	(10,978,181)
Total Stockholders' Equity	(8,704,458)	(6,851,316)
Total Liabilities and Stockholders' Equity	$ 2,658,116	$ 3,568,323

See accompanying notes to financial statements.

ELI ELECTRIC VEHICLES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

AS OF DECEMBER 31, 2024 AND 2023

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	1,987,790	$	2,689,237
Cost of Goods Sold		1,978,551		2,398,694
Gross profit		9,239		290,543
Operating expenses				
General and Administrative		1,967,934		2,051,856
Research and development		736,978		439,416
Sales and Marketing		272,892		211,905
Total operating expenses		2,977,804		2,703,178
Operating Income/(Loss)		(2,968,565)		(2,412,636)
Interest Expense/(Income)		77,435		119,350
Other Loss/(Income)		(27,516)		3,505
Income/(Loss) before provision for income taxes		(3,018,483)		(2,535,490)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(3,018,483)	$	(2,535,490)

See accompanying notes to financial statements.

ELI ELECTRIC VEHICLES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)

AS OF DECEMBER 31, 2024 AND 2023

(in , $US)	Common Stock Class A		Common Stock Class B		Series Seed Preferred Stock		Equity Issuance Costs	Additional Paid In Capital (APIC)	Currency Translation Adjustment	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount					
Balance—December 31, 2022	1,356,178 $	136	900,000 $	90	56,340 $	6	$ (417,683)	$ 3,685,072	$ 17,704	$ (8,455,983)	$ (5,170,658)
Issuance of common shares	278,065	28	-	-	-	-	(99,230)	820,176	-	-	720,974
Currency Translation Adjustment	-	-	-	-	-	-	-	-	120,566	-	120,566
Adjustment related to prior years	-	-	-	-	-	-	-	-	-	13,292	13,292
Net Income/(Loss)	-	-	-	-	-	-	-	-	-	(2,535,490)	(2,535,490)
Balance—December 31, 2023	1,634,243 $	164	900,000 $	90	56,340 $	6	$ (516,913)	$ 4,505,248	$ 138,270	$ (10,978,181)	$ (6,851,316)
Issuance of common shares	146,438	15	-	-	-	-	(546,087)	1,313,108	-	-	767,036
Currency Translation Adjustment		-	-	-	-	-	-	-	304,550	-	304,550
Adjustment related to prior years		-	-	-	-	-	-	-	-	93,755	93,755
Net Income/(Loss)		-	-	-	-	-	-	-	-	(3,018,483)	(3,018,483)
Balance—December 31, 2024	1,780,681 $	179	900,000 $	90	56,340 $	6	$ (1,063,000)	$ 5,818,356	$ 442,820	$ (13,902,909)	$ (8,704,458)

See accompanying notes to financial statements.

–

ELI ELECTRIC VEHICLES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

AS OF DECEMBER 31, 2024 AND 2023

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (3,018,483)	$ (2,535,490)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	566,431	548,282
Amortization of intangibles	39,752	40,392
Bad debt expense	6,022	23,186
Changes in operating assets and liabilities:		
Inventory	360,306	(429,521)
Account Receivables	(254,491)	(536,648)
Prepaid expenses and other current assets	2,783	(65,914)
Other long term assets	16,121	-
Accounts payable and credit cards	1,339,850	1,083,353
Deferred revenue	96,200	(310,631)
Other current liabilities	(397,215)	740,008
Net cash provided/(used) by operating activities	**(1,242,726)**	**(1,442,983)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(142,598)	(111,255)
Purchases of Intangible Assets	-	(86,519)
Net cash provided/(used) in investing activities	**(142,598)**	**(197,774)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing/(repayments) on Shareholder loan	1,317,736	(106,386)
Borrowing/(repayment) on Non Shareholder loan	(1,395,772)	1,276,809
Issuance of Class A Common Stock	767,036	720,974
Net cash provided/(used) by financing activities	**689,000**	**1,891,398**
Effect of foreign currency exchange rate changes on cash	**317,472**	**(11,918)**
Change in Cash	(378,852)	238,723
Cash—beginning of year	452,995	214,272
Cash—end of year	**$ 74,143**	**$ 452,995**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note		-
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

ELI ELECTRIC VEHICLES, INC.

Notes to Consolidated Financial Statements

For Year Ended To December 31, 2024 and 2023

1. Nature of Operations

Eli Electric Vehicles, Inc. (the "Company") was formed on February 6, 2018 ("Inception") in the State of Delaware. On June 6, 2019, the Company acquired Beijing Eli Electric Vehicles Co., Ltd. ("Eli China"), a company located in Beijing, China. Eli China became a wholly owned subsidiary of the Company. On March 18, 2021, the Company formed a second wholly owned subsidiary, EEV International Limited ("EEV"), under the laws of Hong Kong, for the purpose of importing and exporting vehicles and parts and providing related services. The consolidated financial statements of the Company include the accounts of Eli Electric Vehicles, Inc. and its subsidiaries (see **Note 2** – Basis of Consolidation).

Eli Electric Vehicles, Inc. is a micro-EV (electric vehicle) startup focused on designing and manufacturing compact, efficient, clean, and affordable micro-electric vehicles. Eli focuses on attributes that make daily short trips convenient and fun, while at scale, can drastically reduce emission and congestion in cities and communities. The Company has developed its first micro-EV model, the Eli ZERO, and has begun small-batch production with limited sales in Europe. The Eli ZERO is street-legal as a light quadricycle (L6e) in the EU and as a Neighborhood Electric Vehicle (NEV) in the US.

2. Summary of Significant Accounting Policies

Basis of Presentation. The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's fiscal year is the calendar year, ending December 31.

Basis of Consolidation. The consolidated financial statements include the accounts of Eli Electric Vehicles, Inc. and its wholly owned subsidiaries, Eli China and EEV. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as related disclosures. Actual results could differ from those estimates. Significant items subject to estimation include inventory valuations, useful lives of depreciable assets, valuation of deferred tax assets, and contingencies (among others).

Cash and Cash Equivalents. The Company considers all cash on hand, demand deposits, and other short-term investments with original maturities of three months or less to be cash and cash equivalents. Cash is held in bank deposit accounts that, at times, may exceed federally insured limits. Management believes the financial institutions holding the Company's cash are creditworthy. As of December 31, 2024 and 2023, the Company's cash balances did not exceed the Federal Deposit Insurance Corporation (FDIC) insured limit.

Accounts Receivable. Accounts receivable consist primarily of trade receivables from customers. The Company evaluates the collectability of accounts receivable and establishes an allowance for doubtful accounts as necessary based on historical experience and specific account assessments. If receivables become uncollectible, such balances would be charged off in the period that determination is made. As of December 31, 2024 and 2023, $6021.6 was deemed doubtful accounts.

Inventories. Inventories are stated at the lower of cost or net realizable value. Cost includes expenditures directly related to manufacturing the vehicles and parts, such as purchased materials and components, as well as manufacturing labor and overhead. The Company utilizes the weighted moving average (WMA) method to determine the cost of inventories. Under the WMA method, inventory units are assigned a cost based on the average cost of all similar units purchased or produced, with more recent purchases given greater weight in the average. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Note: Inventories include raw materials, work-in-process, and finished goods held at the Company's facilities and at original equipment manufacturer ("OEM") partner factories. At December 31, 2024, the Company's inventory balance was $279,265 (see **Note 5**), consisting primarily of vehicle and parts awaiting delivery.

Property and Equipment. Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Intangible Assets. Intangible assets consist of acquired software licenses and patented technology. Identifiable intangibles are capitalized at cost and amortized on a straight-line basis over an estimated useful life of 15 years.

Impairment of Long-Lived Assets. Long-lived assets, including property and equipment and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be fully recoverable. If indicators of possible impairment exist, the Company performs an undiscounted cash flow analysis to determine if an impairment is present. If the sum of the expected future cash flows (undiscounted) is less than the carrying amount of the asset or asset group, an impairment loss is recognized for the excess of the carrying amount over the estimated fair value of the asset. Fair value is generally determined by discounted cash flows or market valuations. No impairment charges were recorded for the years ended December 31, 2024 or 2023.

Goodwill. Goodwill represents the excess of the purchase price (and related costs) over the fair value of identifiable net assets acquired in a business combination. The Company follows the private company accounting alternative for goodwill under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350. Under this alternative, goodwill is amortized on a straight-line basis over ten (10) years. Goodwill is also tested for impairment when a triggering event occurs that indicates the fair value of the reporting unit (or entity) may be below its carrying amount. The Company has also elected the private company alternative under ASU 2021-03 for evaluating triggering events for goodwill impairment. Under this alternative, management assesses goodwill for impairment only as of each reporting period end, rather than continually monitoring for triggering events throughout the year. If a triggering event is identified at a reporting date, the Company evaluates whether it is **more likely than not** that the goodwill is impaired. If so, a goodwill impairment test is performed. Any impairment loss is measured as the excess of the carrying amount of goodwill over its implied fair value. For the years ended December 31, 2024 and 2023, the Company noted no events indicating goodwill impairment. Note: The Company's goodwill (if any) arose from the acquisition of Eli China in 2019. As of December 31, 2024 and 2023, the Company has no goodwill recorded on its balance sheet (see **Note 6**).

Revenue Recognition. The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. Revenue is recognized upon the transfer of control of promised goods or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company follows the five-step model prescribed by ASC 606: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue as or when each performance obligation is satisfied.

For product sales (vehicles and related parts), the Company typically has one performance obligation – to deliver the product to the customer. Revenue is recognized at the point in time when control of the product transfers to the customer. The timing of transfer of control depends on the delivery terms agreed with the customer, generally as follows:

- **Direct retail sales (in-person):** Revenue is recognized when the customer takes physical possession of the vehicle or product.
- **Online sales (direct shipments):** Revenue is recognized when the vehicle or product is delivered to the customer's address (delivery has occurred).
- **Distributor or dealer sales (wholesale):** Revenue is recognized when the product is shipped or delivered to the distributor/dealer, depending on the agreed shipping terms (i.e., when title and risk of loss pass to the customer).

Any payments received from customers before the above revenue recognition criteria are met are recorded as Deferred Revenue or Contract Liabilities on the balance sheet (see **Note 10**). Once the related product is delivered or service obligation is fulfilled, the deferred amount is recognized as revenue. The Company's revenues to date are principally derived from sales of the Eli ZERO vehicles and related parts through distributors in European markets.

Cost of Goods Sold. Cost of goods sold consists of direct costs to produce the vehicles and parts that the Company sells. These costs include the cost of raw materials and components, charges from manufacturing and assembly contractors (including related labor costs), as well as freight, shipping and handling costs for delivering products to customers. Cost of goods sold is recognized in the same period as the related revenue is recorded.

Advertising and Promotion. Advertising, marketing, and promotional costs are expensed as incurred. Advertising and promotion expenses for the years ended December 31, 2024 and 2023 were $272,892 and $211,905, respectively. These costs are included in selling and marketing expenses in the consolidated statements of operations.

Research and Development Costs. Research and development (R&D) costs, including product design, engineering, prototyping, and testing costs, are expensed as incurred. These costs include both internal engineering costs and external services or materials used for R&D projects. During 2024 and 2023, the

Company continued to invest in the development and improvement of the Eli ZERO and related technologies; all such development costs were recorded as R&D expense.

Income Taxes. The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and for net operating loss (NOL) and tax credit carryforwards, at enacted tax rates expected to be in effect when such amounts are realized or settled. A valuation allowance is provided against deferred tax assets if, based on the weight of available evidence, it is more likely than not (greater than 50% likelihood) that some or all of the deferred tax assets will not be realized. The Company also follows ASC 740-10 regarding accounting for uncertainty in income taxes. Under this guidance, the Company recognizes in the financial statements only those tax positions that management determines are more likely than not to be sustained upon examination by tax authorities, based on the technical merits of the position. The Company did not record any uncertain tax positions as of December 31, 2024 or 2023. Interest and penalties related to income tax matters (if any) would be recognized as a component of income tax expense. (See **Note 9** – Income Taxes for additional information on the Company's tax losses and valuation allowance.)

Fair Value of Financial Instruments. The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and debt. The carrying amounts of these instruments approximate their fair values because of the short-term nature of these items or because they carry market rates of interest. The Company categorizes fair value measurements of financial instruments using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

- **Level 1:** Quoted prices in active markets for identical assets or liabilities.
- **Level 2:** Observable inputs other than quoted prices in active markets, such as quoted prices for similar instruments, or model-based valuation techniques for which all significant assumptions are observable in the market.
- **Level 3:** Unobservable inputs that are supported by little or no market activity, which require management judgment or estimation.

At December 31, 2024 and 2023, the Company had no financial instruments measured at fair value on a recurring basis that required fair value disclosure within the Level 1, 2, or 3 hierarchy. All financial instruments are reported at carrying value (see above), which approximates fair value.

Foreign Currency Translation. The functional currency of the Company's foreign subsidiary (Eli China) is the Chinese Renminbi (RMB). For consolidation purposes, the assets and liabilities of Eli China are translated into U.S. dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses of Eli China are translated at average exchange rates prevailing during the reporting period. The resulting translation adjustments are not included in determining net loss, but instead are recorded in Accumulated Other Comprehensive Income (Loss), a separate component of stockholders' equity. Transaction gains and losses arising from conversions or settlements of foreign-currency denominated transactions (e.g. Eli China's transactions in currencies other than RMB) are included in earnings. For the years ended December 31, 2024 and 2023, foreign currency translation adjustments of approximately $442,820 and $138,270 were recorded in other comprehensive income (loss), respectively.

3. EEV International Limited

On March 18, 2021, the Company formed **EEV International Limited** ("EEV") as a wholly owned subsidiary in Hong Kong. EEV through its subsidiaries contract manufacture, and facilitate the export and distribution of the Company's vehicles and parts, and to provide related services (such as logistics and customer support) for international sales. EEV is included in the consolidated financial statements for all periods presented. All significant intercompany transactions between EEV and other entities in the consolidated group have been eliminated. (The formation of EEV did not result in any goodwill or intangible asset recognition, as it was a newly created entity.)

4. Property and Equipment

As of December 31, 2024 and 2023, property and equipment consisted of the following major categories:

- Machinery, tooling and production equipment
- Computers, office furniture and equipment

In aggregate, the total cost of property and equipment was $3,272,302 as of December 31, 2024, with accumulated depreciation of $2,384,764, resulting in net property and equipment of $887,538. *(As of December 31, 2024, net property and equipment was approximately $887,538 after accounting for depreciation.)* Depreciation expense for the years ended December 31, 2024 and 2023 was $566,431 and $548,282, respectively.

5. Intangible Assets

As of December 31, intangible assets consisted of:

As of December 31,	2024	2023
Beginning Balance Intangible Assets, at cost	$ 587,286	$ 603,407
Accumulated amortization	(215,338)	(181,022)
Intangible Assets, net	$ 371,948	$ 422,385

Amortization expense for intangible assets for the years ended December 31, 2024 and 2023 was $39,752 and $40,392, respectively.

6. Goodwill

Goodwill represents the excess of consideration paid over the fair value of net identifiable assets acquired in a business combination. As of December 31, 2024 and 2023, the Company had **no goodwill recorded** on its balance sheet. Effective 2021, the Company adopted Accounting Standards Update ("ASU") No. 2021-03, Accounting Alternative for Evaluating Triggering Events, which provides private companies the ability to perform the evaluation of goodwill impairment triggering events as of the end of the reporting period and does not require entities to monitor for triggering events during the reporting period. As a result, the Company evaluates the facts and circumstances at the end of each reporting period to determine whether a triggering event exists and, if so, whether it is more likely than not that goodwill is impaired. When a triggering event occurs, the Company first compares the fair value of the entity to the carrying value of the entity's net assets at the measurement date. If the net assets exceed the fair value of the entity, the difference between the fair value and the net assets is the amount of goodwill impairment recorded. The Company did not identify any indicators of impairment as of December 31, 2024 and 2023.

7. Debt

Shareholder Loans

In 2019, the Company entered into unsecured, non-interest-bearing loan agreements with certain shareholders to fund operations. These loans originally matured 12 months after issuance, with an option to extend. As of December 31, 2024 and 2023, the outstanding principal balances were approximately $4,857,115 and $3,539,379, respectively. In accordance with accounting standards. Due to lender-approved extensions, the majority of these loans are classified as long-term liabilities at December 31, 2024.

Convertible Note Payable – Related Party

In 2021, the Company issued a $1,304,827 convertible promissory note to a related party (a principal shareholder), accruing simple interest at 5% per annum, with an original maturity of December 31, 2023. During 2024, the Company and the noteholder agreed to terminate the convertible note, and convert the full principal and accrued interest into non-interest bearing subsidiary loan, at the same time issued the noteholder warrants to purchase Class A Common Stock.

Other Loans Payable

The Company has additional borrowings and payables to third parties used to finance operations. At December 31, 2024 and 2023, total other loans and payables amounted to approximately $2,791,198 and $3,514,304, respectively. The 2024 balance includes: A short-term bank loan of $205,508, bearing interest at 5.5% per annum and maturing within 12 months;

Interest expense on these other borrowings was $79,545 for the year ended December 31, 2024. All amounts are classified as current liabilities, and the Company is in discussions to refinance or extend certain facilities in 2025.

8. Stockholders' Equity

The Company is authorized to issue three classes of stock: 10,000,000 shares of Class A Common Stock, 2,000,000 shares of Class B Common Stock, and 8,000,000 shares of Preferred Stock, each with a par value of $0.0001 per share.

Common Stock—Issued and Outstanding: Class A Common Stock: 1,780,000 shares issued and outstanding as of December 31, 2024 (1,625,196 shares as of December 31, 2023). Class B Common Stock: 900,000 shares issued and outstanding as of December 31, 2024 and 2023. The increase in Class A shares during 2024 resulted primarily from the Regulation Crowdfunding offering.

Preferred Stock: As of December 31, 2024, and December 31, 2023, the Company had issued 56,430 shares of Preferred Stock.

9. Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

10. Commitments and Contingencies

Regulatory Matters: The Company's operations are subject to various federal, state, local, and international laws and regulations, including safety standards for vehicles, environmental regulations, and import/export requirements. Failure to comply with applicable regulations could result in fines, penalties, or restrictions on the Company's ability to operate. Management believes that the Company has been in compliance with all material regulations as of December 31, 2024. The Company monitors changes in laws and regulations to remain compliant. No accruals for regulatory contingencies were required as of December 31, 2024 or 2023.

Litigation and Claims: As of December 31, 2024, there were no pending or threatened lawsuits or claims against the Company that management believes would have a material effect on the Company's financial position or results of operations. Accordingly, no loss contingencies have been recorded.

11. Related Party Transactions

The Company has engaged in various transactions with related parties, which primarily include its shareholders and entities affiliated with its shareholders. The significant related party transactions and balances are described below:

The Company received several loans from their shareholders, all listed under Note 7, 'Debt'.

During the years ended December 31, 2024, and 2023, the Company had related party transactions with Greenman Machinery Company Ltd. ("Greenman"), one of the Company's key shareholders. The Company also had related party transactions with wholly owned subsidiaries of Greenman, Greenman Electric Vehicles Co., Ltd. Transactions primarily consisted of purchase of vehicle, components and manufacturing services, due to contract production of the Company's products by Greenman Electric Vehicles. Management believes that related party transactions were conducted on terms that were fair and reasonable to the Company.

Below outlines the related party transactions for each year:

Purchases from related parties	2024	2023
Greenman Machinery Company Ltd	$ 13,982	$ 4,998
Greenman Electric Vehicles Co., Ltd	$ 1,543,959	$ 2,572,535*

Payments made to related parties	2024	2023
Greenman Machinery Company Ltd	-	$ 4,998
Greenman Electric Vehicles Co., Ltd	$ 652,168	$ 1,450,277

Sell to related parties	2024	2023
Greenman Electric Vehicles Co., Ltd	$ 8,304	$ 1,450,277

*Correction of Previously Disclosed Amounts:** In the Company's note to financial statements as previously disclosed in 2023 annual reports, the amount of related party purchases from Greenman Electric Vehicles was stated as $4,133,844. Upon review, this figure was overstated due to a statistical error, and the correct amount should have been $2,572,535. The 2024 financial statements reflect the corrected figure for the 2023 period. This error did not have a material impact on other line items of the 2023 financial statements.

12. Going Concern

As of December 31, 2024, the Company has incurred cumulative losses of $10,965,259, recorded a net loss of $3,018,483 for the year then ended, and has limited sales. These conditions, taken together, raise substantial doubt about the Company's ability to continue as a going concern.

The continuing viability of the Company and its ability to continue as a going concern is dependent on the Company being successful in its continued efforts in growing its revenue and/or accessing additional sources of capital. Management's plan to address this need includes, (a) ongoing initiatives to improve supply-chain efficiencies and production processes to enhance gross margins, and (b) obtaining additional equity and debt financing in 2025 to bolster working capital, either through additional equity crowdfunding, private placement, or to obtain new short-term borrowings to alleviate cash pressure, (c) accelerate commercialization and sales in existing and new markets.

There are no assurances that our plans will be successful. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

13. Subsequent Events

The Company has evaluated subsequent events (events occurring after the balance sheet date of December 31, 2024) through April 29, 2025, the date at which the consolidated financial statements were available to be issued, and has determined that the following material subsequent event should be disclosed:

Initial Vehicle Shipments and Revenue (January 2025): In January 2025, the Company completed a shipment of 28 vehicles and some replacement parts to customers, resulting in aggregate gross billings of $292,254.19 USD. The revenue associated with this shipment will be recognized in the first quarter of 2025, in accordance with the Company's revenue recognition policy.

No other material subsequent events or transactions occurred that would require disclosure in the consolidated financial statements for a proper understanding of the Company's financial condition as of December 31, 2024 or the results of its operations for the year then ended.